UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                                       000-20201
                                                                       ---------
                                                                 SEC FILE NUMBER


                                                                       408859106
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                                                                    CUSIP NUMBER

                                  (Check One):

 [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and Form 10-D
                          [ ] Form N-SAR [ ]Form N-CSR
                      For Period Ended: September 30, 2006

                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended: N/A

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
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Part I-Registrant Information
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         Full Name of Registrant:
                           Hampshire Group, Limited

         Former Name if Applicable:
                           N/A

         Address of Principal Executive Office (Street and Number):
                           1924 Pearman Dairy Road

         City, State and Zip Code
                           Anderson, South Carolina 29625

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Part II-Rules 12b-25(b) and (c)
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     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [ ]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III-Narrative
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     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K,
10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     On June 22, 2006, Hampshire Group, Limited (the "Company") announced that the Audit Committee of its Board of Directors (the "Audit Committee") has determined to investigate issues related to, among other things, the misuse and misappropriation of assets for personal benefit, certain related party transactions, tax reporting, internal control deficiencies and financial reporting and accounting for expense reimbursements, in each case involving certain members of Hampshire's senior management. The Audit Committee has engaged independent counsel to conduct the investigation. The Company previously filed a notification of late filing on Form 10b-25 with respect to its Quarterly Report on Form 10-Q for the quarter ended July 1, 2006 in order to allow the Audit Committee to complete its independent investigation and for the Company to evaluate its findings. The Company has not yet filed its Quarterly Report on Form 10-Q for the quarter ended July 1, 2006.

     The Audit Committee has not yet completed its investigation. Accordingly, the Company is delaying the filing of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 in order to allow the Audit Committee to complete its independent investigation and for the Company to evaluate its findings. The Company intends to file the Quarterly Reports on Form 10-Q for the quarters ended July 1, 2006 and September 30, 2006 as soon as reasonably practicable following resolution of the foregoing matter. The Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 is not expected to be filed by the extended deadline prescribed by Rule 12b-25(b).

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Part IV-Other Information
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     (1) Name and telephone number of person to contact in regard to this notification

Heath L. Golden                     (212)               822-3143
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(Name)                           (Area Code)        (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [ ] Yes  [X] No

     As described in Part III, the Company was unable to file its Quarterly Report on Form 10-Q for the quarter ended July 1, 2006.

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [X] Yes  [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Due to the investigation described in Part III, the Company is unable to provide a reasonable estimate of the results of operations for the quarter ended September 30, 2006.

                            Hampshire Group, Limited
                            ------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 9, 2006                  By:   /s/ Heath L. Golden
      -----------------------------           ---------------------------------
                                              Name:  Heath L. Golden
                                              Title: Vice President and
                                                     General Counsel



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).